

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2013

<u>Via E-mail</u>
Andrew Whipple
Chief Financial Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, MO 63044

      Re: **Zoltek Companies, Inc.**
              Preliminary Proxy Statement on Schedule 14A
              Filed October 29, 2013
              File No. 000-20600

Dear Mr. Whipple:

      We have completed our limited review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Russell Mancuso

                    Russell Mancuso
                    Branch Chief

cc (via e-mail): Andrew J. Klinghammer, Esq.
                Thompson Coburn LLP